FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated September 19, 2006

Commission File Number 0-51504

GENETIC TECHNOLOGIES LIMITED
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

60-66 Hanover Street
Fitzroy
Victoria 3065 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 19, 2006

GENETIC TECHNOLOGIES LIMITED

By:	/s/ Thomas Howitt
	Name:	Thomas Howitt
	Title:	Chief Financial Officer

2

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Financial Report for the year ended 30 June 2006

3

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

ASX Appendix 4E

Preliminary Final Report

for the year ended

30 JUNE 2006

CORPORATE DIRECTORY

Directors

Mr. Henry Bosch AO (Non-Executive Chairman)

Dr. Mervyn Jacobson (Chief Executive Officer)

Mr. Fred Bart (Non-Executive)

Mr. John S. Dawkins AO (Non-Executive)

Mr. Robert J. Edge (Non-Executive)

Company Secretary

Mr. Thomas G. Howitt

Registered Office

60-66 Hanover Street,

Fitzroy Victoria 3065

Australia

Telephone:     +61 3 9415 1135

Facsimile:        +61 3 9417 2987

Email:               info@gtg.com.au

Share Register		Bankers
Computershare Investor Services Pty. Ltd.		St. George Bank Limited	KeyBank National Association
Level 2, 45 St. George’s Terrace,		333 Collins Street,	1130 Haxton Drive,
Perth W.A. 6000		Melbourne Victoria 3000	Fort Collins CO 80525
Australia		Australia	U.S.A.

Telephone:	+61 8 9323 2000
Facsimile:	+61 8 9323 2033
Website:	www.computershare.com.au

Auditors		Stock Exchanges
Ernst & Young		Australian Stock Exchange	NASDAQ Global Market
Chartered Accountants,		Code: GTG	Ticker: GENE
The Ernst & Young Building,		Stock Exchange Centre,	The NASDAQ Stock Market,
8 Exhibition Street,		2 The Esplanade,	One Liberty Plaza, 165 Broadway,
Melbourne Vic. 3000		Perth W.A. 6000	New York NY10006
Australia		Australia	U.S.A.

Company website

www.gtg.com.au

ASX APPENDIX 4E

The following information for Genetic Technologies Limited (“GTG” and the “Company”) is provided under Listing Rule 4.3A of the Listing Rules of the Australian Stock Exchange.  The financial information provided in this Appendix 4E covers the consolidated Group, comprising Genetic Technologies Limited (the parent entity) and all entities that the Company controlled from time to time during the year and at the reporting date (30 June 2006).  The date of this Appendix 4E is 13 September 2006.

1.                       The reporting period covers the financial year ended 30 June 2006 (“Reporting Period”).

The previous corresponding period is the financial year ended 30 June 2005 (“Previous Period”).

2.                       Results for announcement to the Market:

		Reporting Period	Movement from Previous Period
2.1	Consolidated revenue from ordinary activities	$10,757,114	Increased by $367,163	Increased by 3.5%

2.2	Consolidated loss from ordinary activities after tax attributable to Members of the Company	$(7,918,773)	Decreased by $2,901,454	Decreased by 26.8%

2.3	Consolidated loss for the Reporting Period attributable to Members of the Company	$(7,918,773)	Decreased by $2,901,454	Decreased by 26.8%

2.4	No dividends were paid during the Reporting Period nor are any proposed.

2.5	Not applicable.

2.6	All matters pertaining to the figures above are described elsewhere in this Appendix 4E.

3.                       An Income Statement for the consolidated Group and the Company covering the Reporting Period and the Previous Period is provided on page 17 of the attached Financial Report.

4.                       A Balance Sheet for the consolidated Group and the Company covering the Reporting Period and the Previous Period is provided on page 18 of the attached Financial Report.

5.                       A Cash Flow Statement for the consolidated Group and the Company covering the Reporting Period and the Previous Period is provided on page 19 of the attached Financial Report.

6.                       No dividends were paid during the Reporting Period or the Previous Period, nor are any proposed as at the date of this Appendix 4E.

7.                       The Company does not have a Dividend Reinvestment Plan as at the date of this Appendix 4E.

8.                       A Statement of Accumulated Losses covering the Reporting Period and the Previous Period is provided as Note 26 to the attached Financial Report.

9.                       The consolidated net tangible assets as at the end of the Reporting Period was 3.72 cents per share.

The corresponding figure as at the end of the Previous Period was 4.75 cents per share.

10.                 During the Reporting Period, the Company neither gained, nor lost, control of any subsidiaries.

11.                 During the Reporting Period, the consolidated Group held no interests in any associated entities.  As at the end of the Reporting Period, the Company held a 17.45% (2005: 18.11%) direct equity interest in the Duketon Belt Joint Venture with Regis Resources N.L.  The Company does not contribute to the funding of the venture.

12.                 Apart from the information contained elsewhere in this Appendix 4E, there is no other significant information needed by an investor to make an informed assessment of the Company’s financial performance and financial position as at the Reporting Date.

13.                 Not applicable.

14.               Commentary on the financial results

During the 2006 financial year, the Group recorded total gross revenues of approximately $10.8 million, representing a 3.5% increase in gross revenues over the prior year.  The overall loss fell by more than $2.9 million, due principally to significantly lower legal expenses having been incurred following the successful settlement of the patent dispute with Applera Corporation in December 2005.  Importantly, the consolidated loss after tax comprised net non-cash items totalling approximately $4.6 million, including amortisation of intangible assets ($3.6 million), depreciation and amortisation of fixed assets ($1.2 million), share-based payments expenses ($0.4 million) and non-cash revenues generated from the Applera settlement ($0.6 million).  As a result, the consolidated net cash flows used in operations was $6.0 million.

As a result of the adoption of Australian equivalents to International Financial Reporting Standards (“AIFRS”), the Company recorded, for the first-time, share-based payments expenses of approximately $0.4 million and ceased its prior practice of amortising its goodwill.  Full details regarding the impact of the Company’s adoption of AIFRS are disclosed in Notes 41 and 42 to the attached financial statements.

Following the settlement of the patent dispute with Applera Corporation, the Company has sought to expand its licensing program by the appointment of four independent legal contractors, located in Washington D.C., the San Francisco Bay area, London and Vienna.  It is expected that the appointment of these firms will, in time, greatly assist the Company to secure further licenses to its proprietary “non-coding” technology.

The revenues from the Company’s genetic testing business during the 2006 financial year again saw a healthy increase of almost 7% over the equivalent prior year figure.  This follows an increase of 16% for the preceding period.  During the year, the range of tests being offered by the Company was expanded and, importantly, the National Association of Testing Authorities, Australia (“NATA”) granted further accreditation of the Company’s Melbourne laboratory to provide a wide range of complex genetic tests.

Finally, during the 2006 financial year, the Company continued to fund five research and development projects, which have the potential to generate further valuable intellectual property for the Company.  Several of these projects made significant technical advances during the year, with trials now being considered in several instances.  The outputs from these projects can then be commercially exploited either by outright sale or via some form of testing and/or licensing activity.  The Company continues to view this commitment to research as being fundamental to its long-term success.

15.                 The Financial Report which is attached to this Appendix 4E has been audited by the Company’s auditor, Ernst & Young.

16.                 The Directors of the Company confirm that the Auditor’s Report for the year ended 30 June 2006 did not contain any form of qualification.

17.                 Not applicable.